EXHIBIT (a)(1)(ix)

Notice to Limited Partners dated August 23, 2002.

ORIG, LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(800) 928-1492 ext. 544

August 23, 2002

Dear NTS-Properties V Investor:

FINAL NOTICE

The offer to purchase interests of

NTS-Properties V

for $230 per interest will expire on

September 9, 2002.

On July 31, 2002, ORIG, LLC, an affiliate of NTS-Properties V, amended its Offer to Purchase dated May 10, 2002, by extending the expiration date to September 9, 2002. This letter is to notify you that no future extensions are contemplated.

We intend to mail payment for interests tendered in the offer, and accepted by us, on or before September 23, 2002. IF YOU HAVE SUBMITTED PAPERWORK TO TENDER YOUR INTERESTS, NO ADDITIONAL PAPERWORK IS REQUIRED. YOU WILL AUTOMATICALLY RECEIVE PAYMENT. If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Monday, September 9, 2002, to receive the purchase price of $230 per interest.

Please note that the terms and conditions set forth in our Offer to Purchase and the related Letter of Transmittal dated May 10, 2002, are applicable in all respects to our offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal.

If you are having difficulty completing the documents or meeting the expiration date, please call Rita Martin at 1-800-928-1492, extension 544.